Apollo Medical Holdings, Inc.

450 North Brand Blvd., Suite 600
Glendale, CA 94118
Tel: 818-396-8050
Fax: 818-291-6444
FILE NO.  000-25809

November 15, 2011
United States Securities and Exchange Commission
Washington DC 90549

Attention: Mr. John Reynolds

Dear Sirs:

re:	Apollo Medical Holdings, Inc. (“ApolloMed” or the “Company”) - Comment Letter Dated November 2, 2011

I have received and reviewed your letter dated November 2, 2011 with respect to your review of our filings. As discussed with Erin Wilson on November 15, 2011, the Company is currently using all reasonable efforts to prepare a response, but it would be unduly burdensome for the Company to respond by November 16, 2011. I am hereby advising you that the Company intends to provide a response to your comments on or prior to November 30, 2011.

Please feel free to call me if you have any questions.

Very truly yours,

Kyle Francis
Chief Financial Officer
Apollo Medical Holdings, Inc.
Tel: 917-676-3886
kfrancis@apollomed.net